

January 13, 2012

Mr. Peter L. Childs
Principal Accounting Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022

> **Re:** **Towers Watson & Co.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 29, 2011**
> **File No. 001-34594**

Dear Mr. Childs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Historical Results of Operations for the Fiscal Year Ended June 30, 2011…, page 39

1. We note your disclosure on page 32 that your most significant expense is compensation to associates. We also note your disclosure on page 48 that the decrease in salaries and employee benefits in the fiscal year ended June 30, 2011 is principally due to decreases in discretionary compensation, pension and employer related taxes partially offset by an increase in other employee benefits. In future filings, please provide a more robust discussion and analysis of salaries and employee benefits, including a description of any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on salaries and employee benefits and a description of any known events that may cause a material change in the relationship between these costs and revenues.

<u>Non-U.S. GAAP Measures, page 40</u>

2.   Please revise your disclosure in future filings to present the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented. Specifically, we note your disclosure that you believe the non-GAAP measures are useful in evaluating your results of operations and in providing a baseline for the evaluation of future operating results. Please disclose the reasons why you believe each of the non-GAAP measures provides useful information to investors regarding your results of operations. Please provide us with your proposed disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3694.

                                        Sincerely,

                                        /s/ Jonathan Wiggins

                                        Jonathan Wiggins
                                        Staff Accountant